EXHIBIT 99.1

Brookfield Infrastructure Agrees with ISS’ Recommendation to Vote AGAINST the Pembina Transaction and Files Revised Offer to Purchase Inter Pipeline Ltd.

  Brookfield Infrastructure agrees with the recommendation from leading independent proxy advisor, Institutional Shareholder Services (“ISS”), that Inter Pipeline Ltd. (“IPL”) Shareholders vote AGAINST IPL’s proposed transaction (the “Alternative Transaction”) with Pembina Pipeline Corporation (“Pembina”). Recommendation cites execution risk of the Alternative Transaction and a higher bid from Brookfield Infrastructure which offers financing certainty, no regulatory risk, and an all-cash option
  Brookfield Infrastructure’s Offer to purchase IPL for $21.23 per IPL common share1, on a prorated basis, represents a premium of C$1.53 or 8%2 to the Alternative Transaction
  Shareholders may elect up to 100% cash consideration totalling C$20.00 per share of IPL without being subject to proration or 0.250 of a class A exchangeable subordinated voting share of Brookfield Infrastructure Corporation (“BIPC”) (a “BIPC Share”), subject to proration, valued at C$23.85 per IPL share as of market close on July 14, 2021
  IPL Shareholders do not have to elect all cash or all shares. They have the flexibility to select the consideration split which best suits their objectives (subject to the BIPC Share proration)
  Take Action - Vote AGAINST the Alternative Transaction and Tender to Brookfield Infrastructure’s Offer
  Questions or Need Assistance? Contact Laurel Hill Advisory Group at 1-877-452-7184 or email assistance@laurelhill.com

BROOKFIELD, NEWS, July 19, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”) agrees with a leading independent proxy advisor’s recommendation to vote AGAINST the Alternative Transaction. Additionally, Brookfield Infrastructure announces it has filed a fourth notice of variation and change (the "Fourth Notice of Variation") in respect of its offer to acquire all of the outstanding common shares of Inter Pipeline Ltd. (TSX:IPL) (the “Offer”).

The Fourth Notice of Variation and related documents can be found at www.ipl-offer.com. They have also been filed with the Canadian securities regulators on SEDAR under IPL’s profile at www.sedar.com and will be mailed to all IPL shareholders.

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1 Based on assumed proration of 32% BIPC Shares and 68% cash and based on the closing price of the BIPC Shares on the TSX on July 14, 2021.
2 Based on the closing price of the Pembina common shares on the TSX on July 14, 2021.

ISS Recommends IPL Shareholders Vote AGAINST the Alternative Transaction

On July 16, 2021, ISS, a prominent proxy advisor who provides objective and impartial analyses, recommended that IPL Shareholders vote AGAINST the Alternative Transaction.

ISS stated that “the combination with PPL carries execution risk and shareholders have also been offered a higher competing bid from BIP which has financing certainty, no regulatory risk, and an all-cash option. Absent an improvement of terms from PPL, shareholders appear to be better off with the riskless option from BIP's deal. As such, shareholders are recommended to vote against this proposal based on the current terms” – ISS, July 16, 2021

With Pembina’s announcement on July 16, 2021, that they are not prepared to increase or otherwise change the consideration under the Alternative Transaction, ISS’ recommendation reinforces Brookfield Infrastructure’s strong belief that its proposal to IPL Shareholders is superior and that IPL Shareholders should vote AGAINST the Alternative Transaction.

IPL Shareholders are urged to cast their vote AGAINST well in advance of IPL’s July 27, 2021 proxy voting deadline.

Given the superior value, flexibility, and certainty of our Offer, we encourage IPL Shareholders to tender to our Offer which is open for acceptance until 5:00 p.m. (Mountain Time) on August 6, 2021.

Details of the Offer

Brookfield Infrastructure’s Offer to Purchase IPL for $21.23 per IPL common share1, on a prorated basis, represents a premium of C$1.53 or 8%2 to the Alternative Transaction.

Under the terms and subject to the conditions of the Offer, as varied by the Fourth Notice of Variation, shareholders may elect to receive up to 100% cash consideration totalling C$20.00 per share without being subject to proration, or 0.250 of a BIPC Share, subject to proration, valued at C$23.85 per IPL common share as of market close on July 14, 2021.

The BIPC Shares available under the Offer will be subject to pro-ration based on a maximum of 31.0 million BIPC Shares issuable to IPL shareholders (representing 32% of the total consideration).

To maximize the amount of tax-deferred consideration available to shareholders eligible to elect to receive 100% of their consideration in BIPC Shares on a tax-deferred basis, the 31.0 million maximum BIPC Shares issuable under the Offer would be increased up to an incremental 5.0 million BIPC Shares (with such incremental shares priced at the fair market value as of the expiry date of the Offer, in lieu of cash).

Brookfield Infrastructure encourages IPL shareholders to read the full details of the Offer set forth in the original Offer to Purchase and Circular dated February 22, 2021 (the “Offer and Circular”), the notice of variation, change and extension dated June 4, 2021 (the “First Notice of Variation”), the second notice of variation and extension dated June 21, 2021 (the “Second Notice of Variation”), the third notice of variation and extension dated July 13, 2021 (the “Third Notice of Variation”) and the Fourth Notice of Variation, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how IPL shareholders can tender their IPL shares to the Offer.

Shareholders who have questions or require assistance in depositing IPL shares to the Offer, IPL shareholders should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Copies of the Offer and Circular, the First Notice of Variation, the Second Notice of Variation, the Third Notice of Variation and the Fourth Notice of Variation are available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

Advisors

Brookfield Infrastructure has engaged BMO Capital Markets and Barclays Capital Canada Inc. to act as joint financial advisors and McCarthy Tétrault LLP to act as its legal advisor in connection with the Offer. Laurel Hill Advisory Group has also been engaged to act as Brookfield Infrastructure’s strategic communications advisor and proxy solicitation and information agent.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$600 billion of assets under management. For more information, go to www.brookfield.com.

Additional Information Regarding Proxy Solicitation
Brookfield Infrastructure is soliciting proxies through this press release pursuant to an order of the Alberta Securities Commission dated June 29, 2021 allowing Brookfield Infrastructure to solicit proxies through public broadcast without Brookfield Infrastructure filing a proxy circular. Brookfield Infrastructure is soliciting proxies in respect of IPL and the annual general and special meeting of shareholders of IPL to be held on July 29, 2021 (the “IPL Meeting”). IPL’s head office is located at Suite 3200, 215 - 2nd Street SW, Calgary, Alberta, T2P 1M4.

Brookfield Infrastructure has engaged Laurel Hill Advisory Group as their strategic advisor and proxy solicitation agent to assist Brookfield Infrastructure in the solicitation of proxies from IPL shareholders for the IPL Meeting. The total cost of these proxy solicitation services is up to approximately $100,000, plus reasonable out of-pocket expenses. Brookfield Infrastructure will bear the costs of this solicitation.

In addition to revocation in any other manner permitted by law, a registered IPL shareholder may revoke or change a previously made proxy vote: (a) by accessing the IPL Meeting by following the instructions under the heading "How to Participate at the IPL Shareholders' Meeting" in the Joint Information Circular of IPL and Pembina dated June 29, 2021 in respect of the IPL Meeting and voting their IPL shares during the designated time; (b) by an instrument in writing executed by the IPL shareholder or such IPL shareholder's attorney authorized in writing or, if the IPL shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing and deposited with Computershare, the transfer agent of IPL, at the office designated in the Notice of Special Meeting of IPL Shareholders dated June 29, 2021 not later than 10:00 a.m. (Calgary time), on the business day preceding the day of the IPL Meeting (or any adjournment or postponement thereof); or (c) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked. IPL shareholders who hold their shares through a bank, broker or other intermediary are encouraged to follow the instructions provided to them from their applicable intermediary as they differ from those of registered shareholders (shareholders who hold IPL shares in their own name). Alternatively, IPL shareholders may contact Laurel Hill for assistance.

Brookfield Infrastructure beneficially own and exercise control or direction over 41,848,857 IPL shares. Additionally, Brookfield Infrastructure has economic exposure to an aggregate of 42,492,698 IPL shares pursuant to a cash-settled total return swap. The cash-settled total return swap affords economic exposure to IPL shares, but does not give Brookfield Infrastructure any right to vote, or direct or influence the voting, acquisition, or disposition of any IPL shares.

No Offer or Solicitation
This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF IPL SHARES

Brookfield Infrastructure intends to make the offer and sale of the BIPC Shares in the Offer subject to a registration statement of BIPC and BIP covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. INVESTORS AND SHAREHOLDERS OF IPL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding BIP and BIPC or such transaction involving the issuance of the BIPC Shares and the underlying BIP limited partnership units, at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000.

BIPC is a foreign private issuer and Brookfield Infrastructure is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC prepares its financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of IPL should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. IPL shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of IPL Shares are urged to consult their tax advisors.

An IPL shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Brookfield Infrastructure Corporation is incorporated in British Columbia, Canada, some or all of Brookfield Infrastructure’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Brookfield Infrastructure’s assets and of the assets of such persons are located outside the United States. IPL shareholders in the United States may not be able to sue Brookfield Infrastructure or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States. IPL shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories. As of close of market on July 12, 2021, the date prior to the filing of the last extension of the Offer pre-market on July 13, 2021 and prior to press releasing the intention to revise the Offer on July 15, 2021, there was a total of 565,203 IPL shares deposited under the Offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE BIPC SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the revised terms of the Offer, the expected mailing of the Fourth Notice of Variation, and statements regarding Pembina’s intention not to revise the Alternative Transaction.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Shareholder Questions / Tendering Assistance: Laurel Hill Advisory Group North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America) Email: assistance@laurelhill.com